UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

GENOCEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

372427 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,121,668
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,121,668
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,668 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Shares of Common Stock (as defined herein) are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person.

(2) Based on 82,069,164 shares of the Common Stock outstanding as of January 19, 2018, upon the closing of the Issuer’s offering of Common Stock, as reported in the Issuer’s prospectus dated January 17, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2018 pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

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This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 14, 2014, as subsequently amended by Amendment No. 1 filed on March 17, 2015 and Amendment No. 2 filed on August 3, 2015 (the “Schedule 13D”) and as amended by this Amendment No. 3, the “Statement”, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the Issuer’s Common Stock outstanding. The Issuer’s principal executive offices are located at 100 Acorn Park Drive, Cambridge, Massachusetts 02140. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto as well as deleting the second paragraph in its entirety and replacing it with the following:

On September 30, 2016, GlaxoSmithKline plc agreed to a settlement with the SEC relating to an investigation into the commercial practices of certain subsidiaries of GlaxoSmithKline plc in China. The SEC’s order found that GlaxoSmithKline plc violated the internal controls and books and records provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). GlaxoSmithKline plc consented to the order without admitting or denying the findings, and agreed to pay a $20 million civil penalty. GlaxoSmithKline plc also agreed to provide status reports to the SEC for the next two years on its remediation and implementation of anti-corruption compliance measures.

Other than as set forth above in this Item 2, during the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	GlaxoSmithKline plc beneficially owns 2,121,668 shares of Common Stock, which represents 2.6% of the Common Stock outstanding, based on 82,069,164 shares of Common Stock outstanding as of January 19, 2018, upon the closing of the Issuer’s offering of Common Stock, as reported in the Final Prospectus.

b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,121,668 shares of Common Stock described in Item 5a above.

b.	The Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

GLAXOSMITHKLINE PLC

By: /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Cusip No. 372427 10 4	13D/A3	Page 6 of 8

Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Dr. Hal Barron	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Chief Scientific Officer & President, R&D	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	Outgoing President, R&D	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Luc Debruyne	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Belgian

Cusip No. 372427 10 4	13D/A3	Page 7 of 8

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	US
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
Dr. Hal Barron	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Chief Scientific Officer & President, R&D	US

Cusip No. 372427 10 4	13D/A3	Page 8 of 8

Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	Outgoing President, R&D	British